UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                    CKX, INC.

                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12562M106
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                                     with a copy to:
ROBERT F.X. SILLERMAN                                ALAN I. ANNEX, ESQ.
C/O CKX, INC.                                        GREENBERG TRAURIG, LLP
650 MADISON AVENUE, 16TH FLOOR                       200 PARK AVENUE
NEW YORK, NEW YORK 10022                             NEW YORK, NEW YORK 10166
TEL. NO.: (212) 838-3100                             TEL. NO.: (212) 801-9200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 4, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.12562M106                      13D/A                 Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: ROBERT F.X. SILLERMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         21,687,639(1)(See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,686,231(2)(See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         21,687,639(1)(See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,686,231(2)(See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,373,861(1)(2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.2% OF COMMON STOCK(3)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 19,927,757 shares of Common Stock owned of record by Mr. Sillerman, and (ii) 1,759,873 shares of Common Stock underlying presently exercisable warrants issued to Mr. Sillerman.

(2) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman's spouse, (ii) 9,868,121 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P., and (ii) 818,110 shares of Common Stock underlying presently exercisable warrants issued to Sillerman Commercial Holdings Partnership L.P.

(3) Based on 92,350,988 shares of Common Stock of CKX, Inc. outstanding on December 21, 2005.

CUSIP No.12562M106                     13D/A                 Page 3 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: SILLERMAN COMMERCIAL HOLDINGS PARTNERSHIP L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4160637


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    10,686,231(1)(See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,686,231(1)(See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,686,231(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5% OF COMMON STOCK(2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 9,868,121 shares of Common Stock owned of record by Sillerman Commercial Holdings Partnership L.P. and (ii) 818,110 shares of Common Stock underlying presently exercisable warrants issued to Sillerman Commercial Holdings Partnership L.P.

(2) Based on 92,350,988 shares of Common Stock of CKX, Inc. outstanding on December 21, 2005.

                                 SCHEDULE 13D/A

                                INTRODUCTORY NOTE

         This Amendment No. 2 (this "Statement") amends the Schedule 13D originally filed by RFX Acquisition LLC, a Delaware limited liability company ("RFX"), and Robert F.X. Sillerman ("Sillerman") on December 23, 2004 (the initial Schedule 13D is herein referred to as the "Original 13D") and Amendment No.1 to the Original 13D filed by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the "Partnership"), Howard J. Tytel ("Tytel"), Mitchell J. Slater ("Slater") and Thomas P. Benson ("Benson"), on February 11, 2005 ("Amendment No. 1"). Sillerman and the Partnership (together, the "Reporting Persons") are jointly filing this Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in Amendment No. 1. Unless specifically amended hereby, the disclosures set forth in Amendment No. 1 shall remain unchanged.

         For the convenience of the Reporting Persons, Tytel, Slater and Benson, each of these filers has determined to report their beneficial ownership of common stock, $.01 par value (the "Common Stock") of CKX, Inc., a Delaware corporation ("CKX" or the "Issuer") independently of each other. Accordingly, this Statement is not being filed to report any acquisition or disposition of Common Stock, but among other things to remove Tytel, Slater and Benson as "Reporting Persons" for purposes of this Statement. Messers. Tytel, Slater and Benson will each file a Schedule 13D independent of this Statement with respect to their beneficial ownership of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

                  ITEM 2 OF AMENDMENT NO. 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

                  (a) This statement is being filed jointly by the Reporting Persons. Item 5 to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the partners who functions as general partner of the Partnership and of each of the persons who controls such general partner and such information is incorporated herein by reference.

                  (b) Sillerman has his principal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022. The Partnership has its principal office at 157 East 70th Street, New York, New York 10021.

                  (c) The principal business of Sillerman is his present occupation as the Chief Executive Officer and Chairman of the Board of the Issuer. The principal business of the Partnership consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

                  (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who controls such general partner of the Partnership set forth in Item 5 of this Statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and each of the persons who controls such general partner set forth in Item 5 of this Statement, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f) Sillerman is a United States citizen. The Partnership is organized under the laws of Delaware.

ITEM 4.  PURPOSE OF TRANSACTION

                  ITEM 4 OF AMENDMENT NO. 1 IS HEREBY AMENDED BY ADDING THE FOLLOWING PARAGRAPH TO THE END OF SUCH DISCLOSURE:

                  The Reporting Persons, in part, caused the Issuer to undertake and complete a public offering of 20,000,000 shares of Common Stock on June 21, 2005. On or before June 24, 2005, the Issuer sold an additional 3,000,000 shares of Common Stock pursuant to an over-allotment option granted to the underwriters in connection with the June 21, 2005 public offering.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  ITEM 5 OF AMENDMENT NO. 1 IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

                  (a) Sillerman beneficially owns (i) directly 21,687,630 shares of Common Stock (including 1,759,873 shares of Common Stock that may be acquired through the exercise of presently exercisable warrants issued to Sillerman) and
(ii) indirectly 11,686,231 shares of Common Stock (consisting of (A) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman's spouse, (B) 9,868,121 shares of Common Stock owned of record by the Partnership, and (C) 818,110 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Partnership), which in the aggregate represents approximately 35.2% of the Common Stock of the Issuer based on 92,350,988 shares of Common Stock outstanding on December 21, 2005 (and the 2,577,983 shares of Common Stock that may be acquired by Sillerman and the Partnership through the exercise of presently exercisable warrants). Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Sillerman disclaims beneficial ownership of (i) the shares of Common Stock held of record by the Partnership, to the extent he may be deemed to have an interest in such shares through the Partnership, and (ii) all shares of Common Stock held of record by his spouse.

                  The Partnership beneficially owns directly 10,686,231 shares of Common Stock (including 818,110 shares of Common Stock that may be acquired through the exercise of presently exercisable warrants issued to the Partnership), which in the aggregate represents approximately 11.5% of the Common Stock of the Issuer based on 92,350,988 shares of Common Stock outstanding on December 21, 2005 (and the 818,110 shares of Common Stock that may be acquired by the Partnership through the exercise of presently exercisable warrants). All of the outstanding warrants issued to Sillerman and the Partnership expire on February 7, 2007.

                  Except as disclosed in this Item 5(a), as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of the Partnership and of each of the persons who controls such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.

                  The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by any other parties. Each of the Reporting Persons disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Exchange Act.

                  (b) Sillerman has sole voting power and sole dispositive power with respect to 21,687,630 shares of Common Stock (including 1,759,873 shares of Common Stock that may be acquired through the exercise of presently exercisable warrants issued to Sillerman) and has shared voting power and shared dispositive power with respect to 11,686,231 shares of Common Stock (consisting of (A) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman's spouse, (B) 9,868,121 shares of Common Stock owned of record by the Partnership, and (C) 818,110 shares of Common Stock that may be acquired through the exercise of presently exercisable warrants issued to the Partnership). Ms. Sillerman's present business address is c/o Sillerman Commercial Holdings Partnership L.P., 157 East 70th Street, New York, New York 10021, her present principal occupation is charity work, and she is a United States citizen. Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Each of Sillerman Investment Corporation and the Partnership have their principal office at 157 East 70th Street, New York, New York 10021, their principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities, and they are both organized under the laws of the State of Delaware.

                  The Partnership has shared voting power and shared dispositive power with respect to 10,686,231 shares of Common Stock (including 818,110 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Partnership). Sillerman is the sole shareholder of Sillerman Investment Corporation, the general partner of the Partnership. Sillerman has his prinicpal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022, his principal business is his present occupation as the Chief Executive Officer and Chairman of the Board of the Issuer, and he is a United States citizen.

                  To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

                  To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (c) Except for as described herein and as previously described in this Item 5 and in Item 3 and Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons during the last 60 days.

                  (d) To the knowledge of the Reporting Persons, only the Reporting Persons and the other persons or entities listed in response to this
Item 5 and in response to Item 2 above will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

                  (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  ITEM 7 OF AMENDMENT NO. 1 IS AMENDED BY ADDING THE FOLLOWING EXHIBIT THERETO:

Exhibit 1 Joint Filing Agreement between Sillerman and the Partnership, dated January 4, 2006.

Exhibit 10*       Power of Attorney from Sillerman.

Exhibit 11*       Power of Attorney from the Partnership.

__________________________

* Previously filed and incorporated herein by reference to Amendment No. 1 to this Schedule 13D dated February 8, 2005.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 2006

                                    /s/ Robert F.X. Sillerman
                                    --------------------------------------------
                                              ROBERT F. X. SILLERMAN

                                    SILLERMAN COMMERCIAL
                                    HOLDINGS PARTNERSHIP L.P.

                                    By:  Sillerman Investment Corporation,
                                         its General Partner


                                         By: /s/ Robert F.X. Sillerman
                                            ------------------------------------
                                            ROBERT F. X. SILLERMAN